FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2011
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY DIRECTOR

In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mr NJ Holland, a Director of
Gold Fields Limited has exercised Share Appreciation Rights
(SARS) which were issued to him in terms of the Gold Fields
Limited 2005 Share Plan.

SARS are allocated at the volume weighted average price of Gold
Fields shares over the 20 trading days preceding the Grant Date.
SARS vest after three years and participants have a further three
years in which to exercise the SARS. The value of the SARS which
a participant may exercise will be the difference between the
Fair Market Value at date of exercise and the Fair Market Value
on the allocation date. The Company at its sole discretion can
decide to settle the SARS by issuing shares of the equivalent
value or in cash.

Details of the transaction are set out below:

	NJ Holland
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	14 November 2011
Number of Shares/Options	732
Class of Security	Ordinary Shares
Strike price per share option	R125.28
Market price per share	R137.1777
Total Value	R100,414.07
Total proceeds	R8,703.48
Vesting Period	SARS vest after three years of grant and participants have a further three years before expiry.
Nature of interest	Direct and Beneficial

	NJ Holland
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	14 November 2011
Number of Shares/Options	1345
Class of Security	Ordinary Shares
Strike price per share option	R124.19
Market price per share	R137.1777

Total Value	R184,504.00
Total proceeds	R17,458.10
Vesting Period	SARS vest after three years of grant and participants have a further three years before expiry.
Nature of interest	Direct and Beneficial

	NJ Holland
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	14 November 2011
Number of Shares/Options	2758
Class of Security	Ordinary Shares
Strike price per share option	R107.59
Market price per share	R137.1777
Total Value	R378,336.09
Total proceeds	R81,581.64
Vesting Period	SARS vest after three years of grant and participants have a further three years before expiry.
Nature of interest	Direct and Beneficial

	NJ Holland
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	14 November 2011
Number of Shares/Options	7978
Class of Security	Ordinary Shares
Strike price per share option	R103.99
Market price per share	R137.1777
Total Value	R1,094,403.69
Total proceeds	R264,710.04
Vesting Period	SARS vest after three years of grant and participants have a further three years before expiry.
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

14 November 2011
Sponsor:
JP Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 15 November 2011

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
         Relations and Corporate Affairs